China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion,
No. 6-20 Jinsui Rd.,
Tianhe District, Guangzhou,
Guangdong Province, P. R. C.

August 9, 2011

VIA EDGAR
Mr. Jerard Gibson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	China Xingbang Industry Group Inc. Registration Statement on Form 10 Filed June 6, 2011 File No. 000-54429

Dear Mr. Gibson,

China Xingbang Industry Group Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2011 regarding our Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) previously filed on July 19, 2011. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Amendment No. 1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
We note your revised disclosure on page 6 related to the operation of your ju51 mall. It is unclear what role the flagship stores will play in your online mall. Please explain the purpose for showcasing the manufacturer’s products (and prices) in the “flagship stores” when it appears that the same products will also be showcased in the exclusive stores and direct sale stores, and customers will place their orders in the exclusive stores and direct sale stores (and, seemingly, not with the flagship stores).

   We have revised the disclosure on page 2 to clarify that the flagship stores are solely for manufacturers to promote their brand and advertise their products, while the exclusive and direct sale stores are for retailers to sell products and services, including those of manufacturers who are on the flagship stores.  Viewers of the flagship stores will be directed to place orders with the direct sale stores or exclusive stores.

2.
The role of the channel service providers remains somewhat unclear. We note that the providers must pay a fee to you, but it is unclear how they are paid for their services. In addition, please explain how online customers ultimately receive their purchases. We note that the channel service providers deliver products from the manufacturer to the exclusive and direct sale stores. However, we also note that the channel service providers handle installation, exchanges, and returns. Please clarify whether the channel service providers are responsible for delivering the products to customers, or whether customers must pick up their products from the “brick and mortar” stores.

   The major function of channel service providers is to deliver products from manufacturers to direct sale stores or exclusive stores. They generally do not handle installation, delivery, return, refund or exchanges for the customers when customers claim.  We have revised the disclosure on page 2 of Amendment No.2.

   Results of Operations – Three Months Ended March 31, 2011 Compared..., page 48

3.	Please expand your discussion of changes in revenues to address the reasons for the decrease in advertising revenues, and discuss the expected impact on future periods.

   We have revised the disclosure on pages 45 of Amendment No. 2 to expand our discussion of the changes in revenue and the expected impact on future periods.

   Liquidity and Capital Resources, page 53

4.
We note your revised disclosure about the change in deferred revenue for the three months ended March 31, 2011. You state that because of Chinese government policy changes beginning in January 2010, the demand for home furnishings began to decrease in the fourth quarter of 2010, and significantly impacted deferred revenue in the first quarter of 2011. Please provide expanded disclosure of these policy changes and their impact on your business within the Overview and Strategy section of your MD&A. Additionally, you state that the Chinese government policy changes are meant to incentive customers to purchase homes and spend on home furnishings. Please clarify why you believe these policy changes implemented to increase spending on housing and home furnishings are a primary driver for the decrease in demand for home furnishings, and the impact on your deferred revenue.

   We have expanded the disclosure on page 41 of Amendment No. 2 regarding housing policy changes in China and the impact on our business, as well as why we believe these changes are a primary driver for the decrease in demand for home furnishings and the impact on our deferred revenue.

5.	We note your revised disclosure in response to comment 17 of our letter dated July 1, 2011. Please explain how you will determine whether something constitutes a “reasonable business purpose.”

   The Audit Committee will be responsible for reviewing all related party transactions and will determine, on a case by case basis, what constitutes a “reasonable business purpose” pursuant to the authority the Board grants to the Audit Committee.  We have included such revised disclosure on page 52 of Amendment No. 2.

   Director Compensation, page 64

6.	Please briefly explain why Mr. Levinson is the only director who will receive compensation for his services.

   We have added disclosure on page 60 of Amendment No. 2 with respect to our compensation of Mr. Levinson.

   CombinedFinancial Statements as of December 31, 2010 and 2009, page F-12

   2. Group Restructuring, page F-22

7.
We have reviewed your response to our prior comment 22, and your revised disclosure, and note that the option agreement and operating agreement are both effective for the maximum period of time permitted by Chinese law. Please revise your footnote to specifically quantify this period of time.

          We have revised the disclosure throughout Amendment No. 2, including in the financial statements on pages F-7, F-24 and F-25, to clarify that the reference to “the maximum period of time permitted by Chinese law” is currently 20 years.

   Item 16. Exhibits and Financial Statement Schedules

   (b) Exhibits, page 101

8.
We note that you have filed redacted version of your agency agreement with Shopping Guide Press in response to comment 24 of our letter dated July 1, 2011. Please note that the Commission has established procedures whereby you may request that portions of the documents you file with the Commission may be accorded confidential treatment pursuant to Exchange Act Rule 24b-2. To this end, please submit a formal confidential treatment request for this agreement. Comments regarding your confidential treatment request will be sent under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement. In the alternative, please file the unredacted version this agreement with your next amendment.

           We shall submit under separate cover a formal confidential treatment request with respect to this agreement.

*************************

           In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Adam Mimeles, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

           Thank you.

Sincerely, /s/ Xiaohong Yao Xiaohong Yao Chairman of the Board, CEO and President